September 20, 2012

VIA EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     HealthSouth Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 23, 2012
File No. 001-10315

Dear Mr. Rosenberg:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated September 14, 2012 to the undersigned regarding the above referenced periodic report. HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of September 14, 2012 and for which written confirmation has been requested. The text of each comment appears in bold and HealthSouth's response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above referenced periodic reports. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the applicable periodic report.

Consolidated Financial Statements
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies
Revenue Recognition, page F-15

1.
You disclose that you provide care to patients who are financially unable to pay for the healthcare services they receive. Please provide us proposed disclosure to be included in future periodic reports that expands this disclosure to provide more specificity about your policy as to those who qualify for charity care and that provides the level of charity care provided as measured based on your costs. Also include in your disclosure the method used to identify or estimate these costs and, as applicable, the amount of funds received to offset or subsidize charity services provided. Refer to ASC 954-605-50-3.

Response

As noted above and in our Form 10-K for the year ended December 31, 2011, we provide care to patients who are financially unable to pay for the healthcare services they receive, and because we do not pursue collection of amounts determined to qualify as charity care, such amounts are not recorded as revenues. We evaluate these patients' ability to pay based upon federal and state poverty guidelines and qualifications for Medicaid or other governmental assistance programs. For the years ended December 31, 2011, 2010, and 2009, we estimate our costs of charity care provided were less than $1.4 million in each year, or less than 0.08% of our total operating expenses in each year. We estimated these costs utilizing a calculated ratio of costs to gross charges multiplied by our gross charity care charges. Excluding the Medicare low income patient payments we receive that are intended to mitigate our cost of uncompensated care, but which are not directly correlated to the number of charity patients we serve, we do not receive funds from other sources to offset or subsidize charity services provided.

We believe the amounts related to charity care are not material and do not require disclosure. We will continue to assess the materiality of costs associated with charity care in order to determine whether disclosure is required. In our Form 10‑K for the year ended December 31, 2012, we will remove all references to charity care based on its insignificance to our operations.

2. Business Combinations, page F-24

2.
On page F-25 you indicate that goodwill represents the excess of purchase price over the acquired assets and assumed liabilities. You also refer to purchase price allocations. Please provide us proposed revised disclosure to be included in future periodic reports that:

•Clarifies what you mean by the purchase price. In this regard, under SFAS 141, the purchase price was generally considered the cost of an acquisition, including consideration paid plus the direct transaction costs of the business combination. Under ASC 805-30-30-7 only the consideration transferred to the seller is included in the acquisition method determination of goodwill.

•Removes reference to a purchase price allocation as that is a construct of the purchase method. Under the acquisition method, assets acquired and liabilities assumed are generally recorded at fair value and goodwill is determined by the excess of the fair value of the consideration conveyed to the seller over the fair value of the net assets acquired.

Response

In our Form 10-K for the year ended December 31, 2012, we will revise our disclosure related to business combinations to discuss the consideration transferred rather than referring to a purchase price. Our proposed disclosure will be similar to the following:

We accounted for these acquisitions under the acquisition method of accounting and reported the results of operations of the acquired hospitals from their respective dates of acquisition. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition dates. The fair values of identifiable intangible assets were based on valuations using the income approach utilizing management's estimates of future operating results and cash flows discounted using a weighted-average cost of capital that reflects market participant assumptions. The excess of the fair value of the consideration conveyed over the fair value of the net assets acquired was recorded as goodwill.

The fair values of the assets acquired and liabilities assumed at the acquisition dates were as follows (in millions):

Property and equipment, net	$17.6
Identifiable intangible assets:
Noncompete agreements (useful lives range from 16 months to 6 years)	11.4
Tradenames (useful lives are 10 years)	1.2
Licenses (useful lives are 20 years)	0.4
Goodwill	12.6
Total assets acquired	43.2
Total current liabilities assumed	(0.7)
Net assets acquired	$42.5

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7900.

Sincerely,

/s/ Douglas E. Coltharp

Douglas E. Coltharp
Executive Vice President and
Chief Financial Officer